UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SPAN-AMERICA MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer))
Savaria (SC) Inc.
an indirect wholly owned subsidiary of
Savaria Corporation
(Name of Filing Persons (Offerors))
Common Stock
(Titles of Classes of Securities)
846396109
(CUSIP Number of Class of Securities)

Hélène Bernier
Savaria Corporation
4350 Highway 13
Laval, QB H7R 6E9
Tel: (450) 624-1851
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)
With a Copy to:

Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre, 77 King Street West, Suite 3100 Toronto, ON M5K 1J3 Tel: (416) 504-0520
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer for the outstanding common stock of Span-America Medical Systems, Inc. (“Span-America”) by Savaria (SC) Inc. (the “Purchaser”), an indirect wholly owned subsidiary of Savaria Corporation (“Savaria”). Attached is the press release issued by Savaria on May 1, 2017.

Important Additional Information
The exhibit is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and offer to buy the common stock of Span-America will only be made pursuant to an offer to purchase and related materials that Savaria intends to file as part of a tender offer statement on Schedule TO with the Securities and Exchange Commission.  Span-America stockholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer.  Span-America stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from the information agent named in the tender offer materials.
Exhibit Index

Exhibit	Description

99.1	Press Release, dated May 1, 2017.